SWANK, INC.
90 Park Avenue, 13th Floor
New York, NY 10016

December 7, 2010

Via Edgar

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

RE:	Swank, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 31, 2010 File No. 001-05354 Comment Letter dated November 15, 2010

Dear Mr. Reynolds:

Set forth below are the responses of Swank, Inc. (the “Company”) to the comments contained in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 15, 2010 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2009, filed with the Commission on March 31, 2010.

For your convenience, the Company has reprinted the Commission’s written comments below prior to the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2009

Exhibits

1.	We note that exhibits 4.02.01 and 4.02.07 are missing schedules, attachments or exhibits. Please confirm that you will files these exhibits in their entirety with your next periodic report.

RESPONSE:  The Company confirms that it will file exhibits 4.02.01 and 4.02.07 in their entirety with its next periodic report; provided, however, that the Company intends to request, pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, confidential treatment with respect to certain portions of the schedules to exhibit 4.02.01.

.

United States Securities and Exchange Commission
December 7, 2010

Definitive Proxy Statement on Schedule 14A

2.
It is unclear why the exercise price of the stock options granted to John Tulin and James Tulin is greater than the exercise price for the stock option of Mr. Luft.  Please advise.  See the second paragraph on page 10.

RESPONSE:      The Company intended the stock options granted to each of John Tulin and James Tulin to qualify as incentive stock options under the Internal Revenue Code of 1986, as amended (the “Code”).  Pursuant to Section 422 of the Code, a stock option will qualify as an incentive stock option, if, among several other requirements, the option price of an option granted to any individual who owns stock possessing more than 10 percent of the total combined voting power of all classes of stock of the corporation employing the optionee is at least 110% of the fair market value of the stock subject to the option.

Under applicable Internal Revenue Service regulations, for purposes of determining whether an individual owns more than 10 percent of such stock, a person is considered to own shares of stock owned by certain other persons, including among others, that person’s brother.  At the time of the grant of these stock options, John Tulin and James Tulin, who are brothers, were each considered under these regulations to own more than 10 percent of the total combined voting power of all classes of stock of the Company.  Accordingly, the option prices under the options granted to each of John Tulin and James Tulin were set at 110% of the fair market value of the Company’s common stock.  Mr. Luft was not considered to own more than 10% of such stock, and accordingly the option price under the option granted to him was granted at 100% of the fair market value of the stock subject to his option.

*     *     *     *

As requested, the Company acknowledges it is responsible for the adequacy and accuracy of the disclosures in the filing noted above, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any such filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
December 7, 2010

Please contact the undersigned at (508) 977-4484 with any questions or comments regarding the responses.

Very truly yours, SWANK, INC. /s/ Jerold R. Kassner Jerold R. Kassner, Executive Vice President

cc:
Shehzad Biazi, Esq.
United States Securities and Exchange Commission

David Link, Esq.
United States Securities and Exchange Commission

Mr. John Tulin
Swank, Inc.

William D. Freedman, Esq.
Joseph Walsh, Esq.
Troutman Sanders LLP